FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated October 28, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

3rd Quarter 2011

Dear Shareholders

BRF – Brasil Foods S.A. (BM&FBOVESPA: BRFS3 and NYSE: BRFS) reported 3Q11 net sales of 6.3 billion, a 10.4% increase compared to 3Q10. Gross profit at R$ 1.6 billion representing an increase of 13.5% year-over-year. EBITDA was R$ 722.5 million and net income, R$ 365 million, representing margins of 11.5% and 5.8%, respectively. The satisfactory third quarter results were achieved driven by BRF’s operating performance, particularly in the meat business, and due to the capture of synergies. These results were attained in spite of the challenging foreign exchange rate scenario and the costs of the Company’s main raw materials.

In the domestic market, performance was largely driven by processed products: net sales of industrialized and frozen products increased 18.5% during the quarter, translating into good operating margins. As for the export market, the good performance generated by markets such as the Far East, Europe, the Middle East and the Americas, supported to offset the trade embargo in the Russian market.

Our outlook for 4Q11 is based on the growing improvement of demand for nondurables in Brazil – food products, which, added to the incremental demand generated from traditional year-end festive products, should boost sales and returns for the quarter.

During the quarter, we announced the acquisition of two companies in Argentina – Avex and Dánica - in line with our internationalization plan and our goal of strengthening BRF’s brands in the Mercosur region as well as expanding our product portfolios, accessing the local market and enhancing our export platform. Investments in these acquisitions totaled US$ 150 million, including US$ 22 million of debt, and considering BRF’s 2/3 stake and the 1/3 stake of the local partners.

The Mercosur project will give BRF the opportunity to consolidate its business as a player in Latin America through the strengthening of the brand, access to local customers, expansion in the distribution structure and a broader competitive base for exports.

In the quarter, we consolidated our systems integration into a single IT–SAP platform, which will allow us to capture cost and expense synergies in full. We revised our estimates of net synergies (before taxes and employee participation), coming from Sadia and BRF merger, after the approval from CADE. Revised estimates at about R$ 560 million for 2011. The company has the objective to realize net synergies of about R$ 1 billion per year in the period between 2012-2013 and will stabilize at these levels going forward. The expected benefits should be captured in production costs and operational expenses, which will depend on the success of the implementation of various projects.

São Paulo October 2011.
Nildemar Secches Chairman of the Board of Directors	José Antonio do Prado Fay Chief Executive Officer

  Net sales totaled R$ 6.3 billion, a 10.4% increase, mainly driven by sales to the domestic market;
  The businesses for meats, dairy products and other processed products recorded sales of 1.4 million tons, 3.8% lower, due to a drop of 6.3% in export volumes and largely a reflection of the Russian trade embargo.
  Gross profit totaled R$ 1.6 billion, 13.5% higher.
  EBITDA was R$ 722.5 million, 17% more than the third quarter of the prior year. EBITDA margin was 11.5%, reflecting the performance of the Company’s businesses and the capture of synergies, results achieved despite grain costs and the foreign exchange rate scenario which put pressure on margins during the quarter.
  Net income was R$ 365.0 million, equivalent to a 5.8% net margin, and a 72.7% year-on-year improvement.
  Financial trading volume in the BRF’s shares was an average of US$ 89.8 million/day in the quarter, 104.4% more than the volume reported for 3Q10.

HIGHLIGHTS	3Q11	3Q10	% CH.	YTD11	YTD10	% CH.
Net Sales	6,292	5,702	10%	18,607	16,281	14%
Domestic Market	3,824	3,364	14%	11,116	9,506	17%
Exports	2,468	2,338	6%	7,491	6,775	11%
Gross Profit	1,606	1,415	13%	4,712	3,890	21%
Gross Margin	25.5%	24.8%	70 bps	25.3%	23.9%	140 bps
EBIT	455	362	26%	1,493	925	61%
Net Income	365	211	73%	1,246	444	181%
Net Margin	5.8%	3.7%	210 bps	6.7%	2.7%	400 bps
EBITDA	723	617	17%	2,325	1,676	39%
EBITDA Margin	11.5%	10.8%	70 bps	12.5%	10.3%	220 bps
Earnings per Share(1)	0.42	0.24	73%	1.43	0.51	182%

(1) Consolidated earnings per share (in R$), excluding treasury shares

(The variations commented in this report are comparisons for the 3rd quarter 2011 in relation to the 3rd  quarter 2010, or, for the accumulated period January to September 2011 in relation to the accumulated period January to September 2010 (9 months or accumulated).

Global Economy – The IMF revised its growth forecasts for the world economy in 2011 downwards from 4.4% to 4.0%. The developed economies are still showing a below forecast performance. Despite the fact that the global economy is largely supported by emerging market countries, the latest GDP forecasts for the emerging markets were also slightly negative. Similarly, the IMF cut the expected GDP for the United States from 1.8% to 1.5% with the plan to reduce the government deficit, high unemployment rates and the decline in rates of industrial output, all impacting the country’s economy.

With a scenario similar in terms of performance, Europe is also suffering from the crisis in the countries along the southern rim of the continent, principally Greece, Italy, Portugal and Spain. European rates of unemployment remain high (above 10%), while confidence in the industrial sector has declined. Meanwhile, in Japan, the major challenge of the government is to control its public debt, inflated due to the expenditures with reconstruction and development of the areas hit by the natural disasters of early 2011.

Uncertainties surrounding the international economic scenario have also impacted growth in emerging market countries, albeit to a lesser degree, thanks to the fact that their economies are increasingly based on domestic consumption rather than exports. The challenge to the emerging economies is to control high rates of inflation in order to maintain domestic growth.

Domestic Economy - The Brazilian economy reported growth of 0.8% in 2Q11 compared to 1Q11. IBGE (government statistics office) data shows that compared with 2Q10, Brazilian GDP grew by 3.1% due to the increase in personal consumption (5.5%), a consequence of effectively higher household incomes and the availability of credit to individuals. As a result, demand at the retail level from January to July 2011 (discounting the categories “Vehicles, Motorcycles, and Spare Parts” and “Building Material”) remained at 7.5% over the same period in 2010. At the same time, the accumulated annual inflation rate to the consumer (IPCA) stands at about 6.3% as of September, a level which is close to the ceiling of the official inflation rate band. In spite of continuing high inflation, the Brazilian Central Bank reduced interest rates (measured against the Selic rate) by 0.5% in August with the objective of locking in the current rhythm of economic growth as protection against the fluctuations and uncertainties of the global scenario.

Brazilian Exports – During the quarter, volumes of chicken exports fell 2.5% compared with 2Q11 and close to 7.0% in relation to 3Q10. Weaker export business represents smaller sales volume to Venezuela, Russia and other lesser markets. Pork exports in 3Q11 were 17.0% less than 2Q11 and about 13.0% down compared to 3Q10, principally due to the Russian trade embargo on Brazilian pork. Total beef export volumes (in natura and specialty meat) reported a fall of 2.4% versus 2Q11 and a decline of approximately 20.0% year-over-year.

In relation to variations in protein prices as a whole, all categories reported a significant increase in 3Q11 versus 3Q10 (chicken meat 43.0%, pork 9.4% and beef 29.0%). However, in relation to 2Q11, prices of chicken meat and pork fell (by 3.7% and 6.3%, respectively) and only beef posted an increase of around 3.0%.

Investments

3Q11: R$252.6 million – 2% higher.

Investments in CAPEX – Quarterly investments totaled R$ 252.6 million and were largely dedicated to projects involving productivity, improvements, increased capacity and automation of the production units in the South and Midwest regions. The Company’s quarterly outlay for poultry and hog breeder stock was R$ 168.1 million, a 96.2% increase.

Copercampos – On April 29 2011, the Company signed a services agreement with Cooperativa Copercampos, including the contracting of future industrial capacity at the plant currently under construction in Campos Novos. On  September 15, BRF exercised an option to purchase the industrial unit of Copercampos located in Campos Novos (SC). The unit has a hog slaughtering facility with a throughput capacity of 7 thousand hogs/day.  BRF’s objective in this business is to optimize its industrial processes in pork production in order to obtain gains in efficiency and competitive advantages in this activity for serving the principal world markets.  Investments of R$ 145 million have been made, part of these representing advances from BRF and part, funding from the BRDE/BNDES collateralized by BRF.

Information Technology - The systems of BRF and Sadia were fully integrated in September 2011, permitting the simultaneous distribution of the products, the systemic consolidation of all information and the capture of identified synergies.

Internationalization Project - BRF will continue to seek viable business alternatives around the world given the focus of its Long Term Internationalization Project on the establishment of an overseas footprint based on products with greater added value and distribution to its principal markets. With this concept in mind, the Company has announced the following investments in the quarter:

Middle East – Investments of US$ 120 million will be made in the construction of a processed products plant with a capacity in the order of 80 thousand tons/year when fully operational. The project will be instrumental in consolidating the Company’s position of leadership in the region with improved brand penetration, distribution and sales as well as serving as a conduit to new markets. Exclusively local production of processed products will allow BRF to offer flexibility and products customized to regional demands. It will also permit the Company to expand the portfolio in the food service and retail channels, particularly in the case of products such as breaded items, hamburgers and pizzas and specialty meats and marinated processed foods.

   Argentina – On October 3 2011, the Company announced the acquisition through its subsidiary in Argentina, of the corporate control of Empresa Avex S.A. and, through the intermediary of the latter, acquiring the Dánica Group.

The Dánica Group has a comprehensive distribution network for dry and refrigerated products. This allows BRF to complement its own sales and distribution structure, besides the export of products to the Southern Cone and the development of products for Food Service. The company is a leader in the Argentine market for margarines (62%) and a vice leader in the production of sauces (20%). Based in Buenos Aires, Dánica operates under the following leading brands: Dánica, Manterina, Vegetalina, Danifesta and Primor. In 2011, it reported sales of US$ 122.7 million, equivalent to 68.3 thousand tons. The company employs 689.

Avex is a company located in Rio Cuarto, Córdoba, producing whole, chilled and frozen chicken as well as chicken cuts. In 2010, it sold US$ 66.8 million, 70% of this amount going to the domestic Argentinean market, and equivalent to 41.5 thousand tons. The company has a payroll of 494 employees. Avex is the sixth largest player in the local market for chicken meat with a 4% share.

Investments in both acquisitions totaled approximately US$ 150 million, BRF taking a two-thirds stake and the local partners, the remaining third. The operation was funded from the Company’s own resources. Of the total purchase price, BRF assumed debt of US$ 22 million held in the name of the companies acquired.

Sadia Chile – Sadia Chile acquired the minority stake of 40% held by the local partner, totaling R$ 16.9 million of investments, part of which relating to registered goodwill.

Meat production reported an 8.5% increase over the same quarter 2010, meeting demand from both domestic and export markets. The dairy product business saw a decline of 9%, reflecting a decline in milk collection for fluid milks.

The productive process was very much focused on redirecting output, originally destined for Russia, to other markets, without affecting output volumes following the trade embargo introduced at the end of 2Q11. The Company also concentrated on ensuring the startup of production at Coopercampos on schedule, gradually ramping up capacity at the Lucas do Rio Verde unit, capturing planned synergies and in the organizational structuring following approval of the merger by CADE (the Brazilian anti-trust authority).

The company structured an area of intelligence in purchasing set up for monitoring risks and opportunities in the key supply chains and implementing Global Sourcing.  Important synergies were captured during the quarter through the implementation of optimization projects based on a combined effort on the part of the supply chain area and technical areas.

On the innovation front, the Company launched 182 new SKUs, namely:  Food Service -   55; domestic market – 20; exports - 63 and the beef line - 44. The company initiated the construction of a new technology center in the city of Jundiaí (SP) aimed to support the innovation processes.

PRODUCTION	3Q11	3Q10	% CH.	YTD11	YTD10	% CH.
Poultry Slaughter (million heads)	456	419	9%	1,318	1,210	9%
Pork / Cattle Slaughter (thousand heads)	2,679	2,609	3%	7,823	7,561	3%
Production (thousand tons)
Meats	1,130	1,042	8%	3,211	2,983	8%
Dairy Products	274	300	(9%)	829	830	(0%)
Other Processed Products	112	128	(12%)	331	348	(5%)
Feed and Premix (thousand tons)	2,871	2,696	6%	8,399	8,006	5%

Domestic Market

Net sales totaled R$ 3.8 billion, 13.7% greater than reported in 3Q11. The highlight of the quarter was in processed products where there was a nominal operating increase of 26% year-over-year.

Meats – With sales rising 18.5% on higher volumes of 3.3%, a continual improvement in sales mix and an increase in average prices – 14.8% above the average price when the aggregate portfolio is taken into account – the highlight of the quarter was processed products volume which grew 5.7%, with revenues reporting a 24.2% improvement, generating a good operating return.

Dairy Products – Sales revenue from dairy products was 8.2% higher. This reflected increased volumes of refrigerated processed dairy products and average prices posting an increase of 18.5%. Volumes from the dairy product segment fell by 8.7%, mainly driven by the reduction in volume of fluid milks due to raw material collection costs (reflecting the negative margins for the segment).

Other processed products – With sales revenues 2.4% up and volumes 4.6% down, the segment for other processed products declined in sales due to a reduction in the commercialization of frozen vegetables.

For the sixth consecutive time, Qualy is the margarine Folha Top of Mind brand, 2011 edition. The brand was recalled by 25% of the interviewees. This result can be considered to be a reflection of the quality of the product, which this year completes 20 years in the market and is present in 99% of all Brazilian households.

	THOUSAND TONS			R$ MILLION
Domestic Market	3Q11	3Q10	% CH.	3Q11	3Q10	% CH.
Meats	483	467	3	2,463	2,078	19
In Natura	109	114	(4)	517	512	1
Poultry	72	75	(4)	284	285	(0)
Pork/Beef	37	39	(4)	233	226	3
Elaborated/Processed (meats)	374	354	6	1,946	1,567	24
Dairy Products	266	291	(9)	659	609	8
Milk	211	239	(12)	438	422	4
Dairy Products/Juice/Others	55	51	6	221	187	18
Other Processed	116	122	(5)	564	551	2
Soybean Products/ Others	95	112	(15)	138	126	10
Total	959	992	(3)	3,824	3,364	14
Processed	544	527	3	2,731	2,305	19
% Total Sales	57	53		71	69

	THOUSAND TONS			R$ MILLION
Domestic Market	YTD11	YTD10	% CH.	YTD11	YTD10	% CH.
Meats	1,403	1,310	7	7,229	5,857	23
In Natura	318	287	11	1,624	1,298	25
Poultry	209	178	18	945	679	39
Pork/Beef	109	109	(1)	679	618	10
Elaborated/Processed (meats)	1,085	1,023	6	5,605	4,559	23
Dairy Products	819	821	(0)	1,930	1,719	12
Milk	660	672	(2)	1,312	1,204	9
Dairy Products/Juice/Others	158	149	6	618	515	20
Other Processed	326	345	(6)	1,553	1,535	1
Soybean Products/ Others	379	302	26	404	396	2
Total	2,927	2,778	5	11,116	9,506	17
Processed	1,570	1,517	3	7,776	6,609	18
% Total Sales	54	55		70	70

Market Share - %

In Volumes

Source: Nielsen

* A methodological change was made in the AC Nielsen database in 2010 distorting the comparison with the historical data. Source: AC Nielsen

Exports

The international operations reported a satisfactory performance in 3Q11, despite the foreign exchange rate being totally unfavorable to the Company’s exports in terms of competitiveness for most of the period and grain costs continuing high.

During 3Q11, export revenues increased 5.6% to R$ 2.5 billion on a volume of 570 thousand tons, a reduction of 6.3% - especially caused by the Russian trade embargo on Brazilian meat exports which came into effect at the end of 2Q11.

Net sale of meat exports increased by 4.9% to R$ 2.4 billion with volume reduction of 6.7%. Average FOB prices in US dollars were 12.5% higher in relation to the previous year as result of the foreign exchange rate pressure in the period and led to a reduction of export revenues when translated into Reais.

Dairy Products – Only refrigerated dairy products were exported, a total of 188 tons equivalent to R$ 1.5 million in revenues.

Market performance:

Far East – No significant progress was made in 3Q11 with respect to the ratification of new plants for exports of chicken to China. The solution to border crossing problems with Hong Kong and the period leading up to the Chinese New Year, give grounds for optimism in the performance of this region. There were no major changes in the Japanese market in 3Q11.

Eurasia – The Russian trade embargo on a large part of Brazilian exporting plants continues in effect with still no indication as to when the situation will return to normal. However, during the course of the quarter, the Ukraine took a large part of the volumes previously destined for Russia, thus diminishing the negative impact of the measure.

Europe – In this region, the prevailing difficulties in some countries, more notably Greece, Italy and Portugal had still to impact on our businesses in 3Q11. However, a keen eye on events will have to be maintained. It is worth pointing out that adjustments to the local structure were made for ensuring that the strategic plan for the region is fully implemented.

Middle East – There were two important events in this region during the quarter: the announcement of a new plant in the United Arab Emirates with a focus on higher added value products (breaded products, hamburgers, etc.) and a marketing campaign focused on the religious period of Ramadan for further enhancing regional customer loyalty to the Sadia brand, a brand which is Top of Mind in the area.

Africa, Americas and other countries – In Africa, the Company continued to pursue its principal objective of improving relationships with some distributors in those countries considered strategic. During 3Q11, some below the line marketing initiatives were undertaken in various countries of the continent in order to improve brand penetration. The market reported stability during the period and the forecast is that this scenario will remain so in 4Q11. In the Americas, 3Q11 was notable for the marketing campaign for specialty meat high added value products as part of the process of ensuring our products become better known, particularly in Chile and Argentina.

	THOUSAND TONS			R$ MILLION
Exports	3Q11	3Q10	% CH.	3Q11	3Q10	% CH.
Meats	555	595	(7)	2,430	2,316	5
In Natura	476	501	(5)	1,986	1,878	6
Poultry	415	426	(3)	1,625	1,482	10
Pork/Beef	61	75	(18)	361	396	(9)
Elaborated/Processed (meats)	79	93	(16)	443	438	1
Dairy Products	0	0	-	2	2	-
Milk	-	-	-	-	-	-
Dairy Products/Juice/Others	0	0	-	2	2	-
Other Processed	7	7	(6)	27	15	72
Soybean Products/ Others	8	6	-	10	4	-
Total	570	608	(6)	2,468	2,338	6
Processed	86	101	(15)	472	456	3
% Total Sales	15	17		19	19

	THOUSAND TONS			R$ MILLION
Exports	YTD11	YTD10	% CH.	YTD11	YTD10	% CH.
Meats	1,655	1,734	(5)	7,403	6,712	10
In Natura	1,419	1,470	(3)	6,129	5,478	12
Poultry	1,222	1,255	(3)	4,980	4,344	15
Pork/Beef	197	215	(8)	1,148	1,134	1
Elaborated/Processed (meats)	236	264	(11)	1,275	1,234	3
Dairy Products	0	2	-	2	13	(89)
Milk	-	0	-	-	1	-
Dairy Products/Juice/Others	0	2	-	2	12	-
Other Processed	18	11	54	53	45	17
Soybean Products/ Others	38	6	-	33	4	-
Total	1,711	1,753	(2)	7,491	6,775	11
Processed	254	278	(9)	1,329	1,292	3
% Total Sales	15	16		18	19

Exports by Region

 (% net revenues)

Net Sales –  BRF registered net operating sales of R$ 6.3 billion in 3Q11, 10.4% higher year-on-year, principally driven by good domestic market performance and stable in relation to 2Q11. For the first nine months of the year, net operating sales totaled R$ 18.6 billion, a 14.3% increase.

Breakdown in Net Sales – 9M11 (%)

Domestic Market – DM
Export Market - E

Net Sales by market – (%)

Cost of Sales – The cost of sales rose by 9.3% to R$ 4.7 billion. Thanks to the capture of synergies principally with respect to the supply chain, the percentage of COGS in relation to Net Sales fell by 70 basis points in relation to 3Q10 from 75.2% to 74.5%. However, the costs of the principal raw materials as well as direct materials squeezed margins in the quarter.

For the first three quarters of 2011, the cost of sales increased 12.1% in relation to the equal period in 2010, a reduction of 140 basis points.

Gross Profit and Gross Margin – Gross Profit amounted to R$ 1.6 billion, a gain of 13.5%, reflected in an improvement of 70 basis points in gross margin from 24.8% to 25.5% of Net Sales, the result of growth in sales and a reduction in production costs in 3Q11 compared with 3Q10. For the first nine months of 2011, Gross Profit amounted to R$ 4.7 billion – 21.1% higher, again reflecting the good accumulated results for the first nine months and the incorporation of synergies in the light of the merger between BRF and Sadia.

Operating Expenses – Operating expenses increased 10.3% due to the 50.1% rise in fixed commercial expenses and of 36% in administrative expenses, this due to investments in the implementation of IT systems and final payments to consultancies advising on the merger process. However, variable commercial expenses for the period were 28.6% less in 3Q11 compared to 3Q10, due to the reduction of logistical costs.

Other Operating Results –The other operating results item reported R$ 62.7 million against R$ 65.5 million for 3Q10, 4.2% down, largely relating to the costs of idle capacity – a reflection of the pre-operational phase of the new industrial units. In addition, Brazilian tax regulations require that profit sharing is also booked under this item.

Operating Profit and Margin – Thanks to the improvement in business performance, operating profit before financial results (EBIT) was R$ 454.9 million, a gain of 25.6% on an operating margin which was 80 basis points higher – an increase from 6.4% to 7.2% in margin between the two comparative quarters. In the first nine months of 2011, the Company reported growth in operating profits of 61.4%, equivalent to a margin of 8.0%, totaling R$ 1.5 billion for operating profit with a gain of 230 basis points.

Financial – Financial expenses totaled R$ 186.6 million against R$ 30.4 million in 3Q10, predominantly due to the significant devaluation of the Real against the US dollar during the period (18.8%). Given its substantial exports, the Company undertakes operations with the specific purpose of protecting its foreign exchange rate risk (hedge). In accordance with the hedge accounting standards (CPC 38 and IAS 39), BRF utilizes financial derivatives instruments (as for example, NDF) and non-derivatives financial instruments (as for example, foreign currency debt) to conduct hedging operations and concomitantly, to eliminate the respective unrealized foreign exchange rate variations from the income statement (under the Financial Expenses line).

The use of non-derivatives financial instruments for foreign exchange cover continues to allow significant reductions in the net currency exposure in the balance sheet, resulting in substantial benefits through the matching of the currency liability flows with export shipments, therefore contributing to a reduction in the volatility of the income statement.

On September 30, the non-financial derivatives instruments designated as hedge accounting for foreign exchange cover amounted to USD496MM with a reduction in currency exposure in the balance sheet of the same value. In addition, the financial derivatives instruments designated as hedge accounting according to the concept of cash flow hedge for coverage of highly probable exports totaled USD1,220MM + EUR 321MM + GBP69.8MM and also contributed directly to the reduction in currency exposure. In both cases, the unrealized result for foreign exchange rate variation was accounted in the shareholders’ equity account (under OCI -- Other Comprehensive Income), thus avoiding the impact on the Financial Expenses.

Net debt totaled R$ 4.8 billion, 38.8% more than reported on June 30 2011, representing 1.5 times net debt in relation to EBITDA, mainly due to the impact of exchange rate devaluation as well as the need for cash to support the Company’s investments. The currency exposure in the balance sheet was US$ 424 million against US$ 91 million in 2Q11.

Debt Profile

R$ Million		09.30.2011		12.31.2010
Debt	Current	Noncurrent	Total	Total	% Ch.
Local Currency	1,990	1,512	3,502	3,216	9%
Foreing Currency	1,482	3,490	4,973	3,970	25%
Gross Debt	3,473	5,002	8,475	7,187	18%
Cash Investments
Local Currency	1,548	67	1,615	1,059	53%
Foreing Currency	1,892	103	1,995	2,493	(20%)
Total Cash Investments	3,441	170	3,611	3,552	2%
Net Accounting Debt	32	4,832	4,864	3,634	34%
Exchange Rate Exposure - US$ Million			(424)	85	-

Income Tax and Social Contribution – Quarterly income tax and social contribution totaled a positive R$ 87.7 million, reflecting the different tax rates on results at overseas subsidiaries and the currency translation effect on foreign investments.

Net Income and Net Margin – Net income was R$ 365.0 million in the quarter, corresponding to a net margin of 5.8%, a 72.7% increase in relation to 3Q10. The improvement reflects a satisfactory trading performance, capture of synergies and the positive impact of events during the third quarter. For the first nine months of the year, net income was R$ 1.2 billion, a 180.8% increase following the recovery in the export market and the good performance recorded in domestic sales. Consequently, the Company was able to report a gain in net accumulated margin of 400 basis points from 2.7% to 6.7% of net sales.

EBITDA – BRF posted EBITDA of R$ 722.5 million during 3Q11, a 17% gain in relation to 3Q10 and reflecting the improvement in results. EBITDA margin was 11.5% against 10.8% (a gain of 70 basis points). If compared with 2Q11, EBITDA margin was down 100 basis points, reflecting the impact of foreign exchange rate volatility on export revenue, pressure of grain costs – in turn a reflection of the higher costs of production of the principal raw materials, and delays in the shipment of exports following diversion from the main ports utilized by the Company due to flooding.

Operating cash generation in the form of EBITDA (earnings before financial overheads, taxes and depreciation) for the year was R$ 2.3 billion, 38.7% better than for the first nine month period in 2010. The principal factors driving this result were: the higher volume of processed products commercialized in the domestic market, the recovery in export business and synergy gains. EBITDA margin for the period rose from 10.3% to 12.5%, a 220 basis points gain.

Breakdown of EBITDA

EBITDA - R$ Million	3Q11	3Q10	% CH.	YTD11	YTD10	% CH.
Net Income	365	211	73	1,246	444	181
Non Controlling Shareholders	(9)	3	-	(4)	1	-
Income Tax and Social Contribution	(88)	118	-	(43)	149	-
Net Financial	187	30	514	294	331	(11)
Equity Accounting and Other Operating Result	51	46	11	170	175	(3)
Depreciation and Amortization	217	209	3	662	576	15
= EBITDA	723	617	17	2,325	1,676	39

3Q07 and 3Q08 does not include Sadia

3Q09 to 3Q11 includes Sadia

Shareholders’ Equity – Shareholders’ Equity as at September 30 2011 was R$ 14.1 billion against R$ 13.6 billion on December 31 2010, a 3.9% increase and reflecting a 12.2% return on annualized investment.

Combination of the Businesses – The accounting and fiscal treatment given to the association agreement was measured in line with the prevailing practices with allocation either to fixed assets or long-term assets, under the “Intangible” item and to be subject to annual evaluation using the impairment test (non- recoverability).

IFRS – BRF has adapted its procedures in full for evaluation of balance sheet items, changes in requirements for disclosure of information, and analysis of the economic essence of the transition to IFRS rules, in accordance with Brazilian accounting pronouncements – CPCs.

Performance	3Q11	3Q10	YTD11	YTD10
Share price - R$*	32.18	25.75	32.18	25.75
Traded Shares (Volume) - Millions	172.7	129.4	482.1	433.4
Performance	21.4%	8.6%	17.7%	13.5%
Bovespa Index	(16.2%)	13.9%	(24.5%)	1.2%
IGC (Brazil Corp. Gov. Index)	(12.7%)	18.7%	(18.9%)	10.0%
ISE (Corp. Sustainability Index)	(10.1%)	9.3%	(11.0%)	2.6%

Share price - US$*	17.53	15.53	17.53	15.53
Traded Shares (Volume) - Millions	148.1	75.8	379.5	215.8
Performance	1.2%	17.1%	3.9%	18.6%
Dow Jones Index	(12.1%)	10.4%	(5.7%)	3.5%

* Closing Price

Performance

The Company registered daily financial volumes on the BMF&Bovespa and NYSE – New York Stock Exchange of US$ 89.8 million in the quarter, a 104.4% improvement compared to 3Q10. Share and ADR performance improved 21.4% and 1.2%, respectively, reflecting the enhanced performance of these securities following CADE’s approval of the merger and contrary to the general trend in the leading stock indices which reported a significant decline in the period.

Share Performance

ADR Performance

Financial Trading Volume – 9M11
Average US$ 81.2 million/day – 78% higher

Social Balance

BRF runs programs for training leaders appropriate to their various hierarchical levels. During the third quarter, the ‘Our Way of Leading’ program provided training to all the leaders in the Company’s operational areas. In the fourth quarter, individual development plans will be concluded for all the vice presidents, directors and managers. The functional competences model has been introduced in the areas and for senior management. Thus, managers and teams already employ the competencies in the processes for attraction and selection, training and development, career appraisal and guidance.

The Company also operates a Trainees Program – since January 2011 with group of 30 members selected from a total of about 15 thousand applicants. The selection process for the 2012 group began in the third quarter with the significant number of 19,065 enrolled candidates. During the quarter, the Interns Program was begun - designed for the formation of future young professionals.

The selection for the Global Development Program also got underway. This is a project which focuses on the overseas market and is designed to hire qualified professionals who are able to bring their professional experience and knowledge in the BRF’s chosen markets. After a period of training, development and familiarization with the Company, these professionals will be ready to assume leadership positions.

Begun in early 2011, the Company also continued its initiatives under the Attraction and Retention Plan for employees at the industrial plants. Among these initiatives were the standardization of positions and salary brackets and the implementation of a plan of assiduity.

BRF implemented its SSMA Project in 2008 for matters related to Health, Safety and Environment, initially contemplating the operational areas. Due to the concern in expanding this practice – its focus being on secure behavior, on the health of the direct employees and outsourced workers and on sustainability – in October, steps were taken to expand the project to all the areas also benefiting the communities contiguous to company plants as well. In the quarter, the Company has already implemented the project initiatives at the corporate units. Numbers indicate that the expanded project has been highly successful. The accident frequency rate with time off work has declined 35% in less than a year (the accident frequency rate is the total number of accidents with time off work divided by a million man/hours worked pursuant to the NBR 14.280 standard).

The Company delivered 252 houses under the Housing program operated by BRF for its employees.

Again in the third quarter, a corporate leaders' alignment event was run by the Company. One of the themes of this meeting was the BRF culture, a project which will unify the best of the combined cultures of Perdigão and Sadia into a single corporate culture.

Through all these initiatives, the Company maintains its focus on the fundamental pillars established in the Strategic Plan for the development of employees, namely: to develop the BRF culture, to have a global vision, develop leadership and foster the SSMA culture and practices.

Stock Option Plan – Currently, the Company has 3,911,336 stock options granted to 55 executives with a maximum exercising validity of five years as established in the Compensation Plan Regulations approved by the AGM/EGM of March 31 2010.

Added Value – R$ million

Added Value Distribution	YTD11	YTD10
Human Resources	2,701	2,271
Taxes	2,587	2,529
Interest	1,088	1,227
Interest on Equity	292	53
Retention	954	391
Non-controlling shareholders	(4)	1
Total	7,618	6,473

Sustainability

The Company has implemented the BRF Volunteers Program which includes the publication on the Internet of the Program’s policy. The first BRF Volunteers Action involving about 600 volunteer workers, has already been undertaken in 27 municipal districts.

In September 2011, BRF signed up to the Communiqué, a document validated by business leaders through the Corporate Leaders Network for Climate Action (CLN).  BRF is a signatory to the Communiqué, together with other companies from various sectors in South America, Europe, Africa, Asia and the United States.

Recognition - BRF Brasil Foods was placed second in the ranking of The Best Companies for the Shareholders in the ‘Market Value over R$ 15 billion’ category. The Company scored the maximum – 10 – in Corporate Governance among the awards announced by Capital Aberto magazine. Governance was one of the five aspects to be evaluated in the award criteria, together with liquidity, creation of value, shareholder return and dividends and sustainability. This is the sixth Best Companies for the Shareholders award presented by Capital Aberto, an important publication specializing in capital markets, in partnership with Stern Stewart do Brasil.  Information for arriving at the scores for Corporate Governance were based on research conducted by the Fipecafi Center for Governance Studies using public documents submitted to the Brazilian Securities and Exchange Commission (CVM) and also investor relations sites. The survey as a whole was conducted by a FEA-USP professor, Alexandre Di Miceli da Silveira, a renowned academic specializing in the finance and corporate governance areas. BRF was also outstanding in the Sustainability item being a component of BM&FBOVESPA’s ISE (Corporate Sustainability Stock Index) BM&FBOVESPA. Among the various initiatives promoted by the Company is the management of hydraulic resources, with a permanent program for the reuse of water, and energy efficiency.

Remuneration to Shareholders – As approved by the Meeting of the Board of Directors on August 29 2011, shareholders remuneration of R$ 0.33591469 per share was paid out in the form of interest on equity, with retention of Withholding Tax at source according to the current legislation and already allowing for the deduction of shares held as treasury stock. The shares began trading on an ex-interest on equity as from June 30 2011.

Buyback of Shares – On May 30, the Company’s Board of Directors authorized a share buy-back program to run for ninety days for the acquisition of up to 4,068,336 common shares, all book entry and with no par value, corresponding to 0.466% of its capital stock, excluding treasury shares.  The Program is designed to maintain the shares as treasury stock to attend the needs of the “Stock Option Plan” and the “Additional Stock Option Plan”, both approved by the Ordinary and Extraordinary Shareholders’ Meeting of March 31 2010. It is incumbent on the Company’s Board of Executive Officers to decide the dates and the amount of shares to be effectively acquired within the valid limits and terms authorized in the Program. The total repurchase amount during the period was 2,630,100 shares.

Rating – Fitch Ratings has assigned a BBB- rating to the Company with stable Outlook (investment grade). Standard & Poor´s has attributed a BB+ rating and  Moody’s, Ba1 with a positive Outlook.

Diffuse Control – Equal Rights

As of September 30 2011

Capital Stock – R$ 12.6 billion	Number of Shares – 872,473,246

New Market - BRF signed up to the BM&FBovespa’s Novo Mercado on April 12 2006 binding it to settle disputes through the Arbitration Panel according to the arbitration clause written into its bylaws and regulations.

Risk Management - BRF and its subsidiaries adopt a series of previously structured measures for maintaining the risks inherent to its businesses under the most rigorous control, details of which are shown in explanatory note 4 of the Financial Statements. Risks involving the markets in which the Company operates, sanitary controls, grains, nutritional safety and environmental protection, as well as internal controls and financial risks are all monitored.

Independent Auditor – No disbursements of consultancy fees were made to the independent auditors during the period. The engagement of these services requires prior Board approval and adheres to the rules and restrictions established by the legislation, conditional on this not undermining the independence and objectivity of our auditors. The Company’s financial information shown herein is in accordance with accounting practices adopted in Brazil and is an integral part of the audited financial statements. Non-financial information as well as other operating information has not been subject to auditing on the part of our independent auditors.

Pursuant to CVM Instruction 480/09 at a meeting on October 27 2011, the management declares it has discussed, reviewed and agreed both the opinions expressed in the report of the independent auditors and also the financial statements for the quarter ending on September 30 2011.

BRF and Sadia Association – On July 13 2011, the Administrative Council for Economic Defense – CADE approved the Association between BRF and Sadia S.A., conditional on compliance with the provisions contained in the Performance Agreement -TCD, which was also signed on the same date.

The measures established in the TCD are limited to Brazil only and the markets and/or categories of products specified therein. The Company and Sadia are free to operate in the export market as a whole, the domestic dairy products market and the domestic food service business as long as they do not violate TCD requirements and effectiveness. The documents with respect to this agreement are available in the website: www.brasilfoods.com/ri.

On the basis of an analysis of the results announced in 2010, the sale of assets and brands agreed with CADE represent revenues of R$ 1.7 billion and equivalent to volumes of 456 thousand tons of in natura, elaborated and processed products as well as festive product lines and margarines. Suspended Perdigão and Sadia brand categories are equivalent to a further R$ 1.2 billion in sales revenues.

Agreement was also reached on the sale of the entire direct or indirect stake in the capital stock of Excelsior Alimentos S.A. by the wholly owned subsidiary of BRF to Sadia S.A., with the consequent transfer to the future purchaser of the entire tangible and intangible assets. The respective impact of this divestment is also incorporated in the amounts mentioned in the preceding paragraph.

The Perdigão brand as well as all the rights associated to it, remains the property of  BRF and used normally in various processed food categories such as breaded items, hamburgers, bologna sausage, fresh sausage, frozen ready-to-eat meals (except lasagna), bacon, poultry festive products, in addition to the entire line of in natura products, among others. In 2010, the volume subject to TCD restrictions would have represented sales of about one third of all Perdigão branded products.

Synergies

We revised our estimates of net synergies before taxes and employee participation, coming from Sadia and BRF merger, after the approval from CADE. Revised estimates at about R$560 million for 2011. The company has the objective to realize net synergies of about R$ 1 billion per year in the period between 2012-2013 and will stabilize at these levels going forward. In order to achieve such results, there is an investment required of approximately R$700 million during the period of 2011-2013.

The expected synergies are in line with the mapping process conducted by the company. However, the achievement of such objectives will depend on the execution of processes in areas such as purchasing (grains and other raw materials), manufacturing, agribusiness and logistics. Investments mentioned above are also a requirement to achieve such results.

BALANCE SHEET - R$ Million	09.30.2011	12.31.2010	% CH.
Assets	29,479	27,752	6.2
Current Assets	11,092	10,021	10.7
Cash and Cash Equivalents	1,849	2,311	(20.0)
Marketable Securities	1,592	1,032	54.2
Trade Accounts Receivable, Net	2,450	2,565	(4.5)
Inventories	2,872	2,136	34.5
Biological Assets	1,125	901	24.9
Recoverable Taxes	814	696	17.0
Other Financial Assets	7	99	(93.4)
Other Current Assets	384	282	36.4

Non-Current Assets	18,386	17,731	3.7
Marketable Securities	170	209	(18.7)
Deferred Income Tax	2,779	2,488	11.7
Recoverable Taxes	806	767	5.1
Biological Assets	373	378	(1.3)
Other Long Term Assets	675	557	21.0
Investments	16	17	(8.4)
Property, Plant and Equipment	9,326	9,067	2.9
Intangible Assets	4,241	4,247	(0.2)

Liabilities	29,479	27,752	6.2
Current Liabilities	7,025	5,686	23.5
Payroll And Related Charges	556	387	43.6
Trade Accounts Payable	2,247	2,059	9.1
Tax Payable	156	211	(26.1)
Short-Term Debt	3,106	2,228	39.4
Other Current Liabilities	829	736	12.6
Provisions	131	65	101.4

Long Term	8,281	8,429	(1.8)
Long-Term Debt	5,002	4,975	0.5
Other Noncurrent Liabilities	579	764	(24.2)
Deferred Income Tax	1,724	1,636	5.4
Provisions	975	1,054	(7.5)

Shareholders' Equity	14,173	13,637	3.9
Capital Stock Restated	12,460	12,460	-
Reserves/Accumulated Earnings	2,381	1,134	110.0
Other Results	(307)	35	-
Interest on Equity	(292)	-	-
Treasury Shares	(68)	(1)	9,090.4
Non-Controlling Shareholders	(1)	8	(118.2)

INCOME STATEMENT - R$ MILLION	3Q11	3Q10	% CH.	YTD11	YTD10	% CH.
Net Sales	6,292	5,702	10	18,607	16,281	14
Domestic Market	3,824	3,364	14	11,116	9,506	17
Exports	2,468	2,338	6	7,491	6,775	11
Cost of Sales	(4,687)	(4,287)	9	(13,895)	(12,391)	12
Gross Profit	1,606	1,415	13	4,712	3,890	21
Operating Expenses	(1,091)	(990)	10	(3,022)	(2,797)	8
Income Before Financial Results (EBIT)	515	426	21	1,691	1,093	55
Financial Expenses, Net	(187)	(30)	514	(294)	(331)	(11)
Other Operating Results/Equity Accounting	(60)	(63)	(6)	(198)	(168)	17
Income after Financial Expenses and Other	268	332	(19)	1,199	594	102
Income Tax and Social Contribution	88	(118)	-	43	(149)	-
Employees'/Manangement Profit Sharing	9	(3)	-	4	(1)	-
Net Income	365	211	73	1,246	444	181
Net Margin	5.8%	3.7%	210 bps	6.7%	2.7%	400 bps
EBITDA	723	617	17	2,325	1,676	39
EBITDA Margin	11.5%	10.8%	70 bps	12.5%	10.3%	220 bps

All forward-looking statements contained in this report regarding the Company’s business prospects, projected results and the potential growth of its businesses are mere forecasts based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.

On July 13 2011, the plenary session of the Administrative Council for Economic Defense – CADE approved the Association between BRF and Sadia S.A., conditional on compliance with the provisions in the Performance Agreement – TCD signed between the parties. These documents can be accessed via the website: www.brasilfoods.com/ri.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   October 28, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director